ALAMO GROUP

Confidential

June 20, 2019

Geoffrey Davies
Brockhurst Court
Lee Brockhurst
Shrewsbury SY4 5QH
United Kingdom

RE: Consulting Agreement

Dear Geoff,

Per our discussions, I wanted to confirm our understanding regarding your consulting role with Alamo Group following your retirement. As we have discussed you would consult with the Company on a nearly fulltime basis for the first three months following your retirement date of June 30, 2019 and then on a part-time as available and as needed basis through the end of the current calendar year. Any involvement beyond 2019 would be agreed to separately at that time.

During the initial three-month period you would continue to oversee Alamo's European operations as you have in the past and coordinate these actions with Jeff Leonard and Rick Raborn as appropriate to ensure an orderly transfer of the operations to their respective divisions.

For the time you work with Alamo in a consulting capacity you will be compensated at a daily rate of £1,350 for each working day, paid on a monthly basis. The Company will reimburse you for all business related travel and other expenses you incur in the normal course of business. You acknowledge that you will be our independent contractor and not an employee of the Company. Accordingly, you shall be responsible for the payment of any and all income, social and other taxes that may apply to the consulting fees paid to you.

Also, as we discussed, as of your retirement date, you will turn in any Company credit cards, fuel cards, etc. and use your personal credit cards during the period of consulting. With regards to your Company cell phone, I would propose you continue to use this through the end of 2019. At that time, you could then keep the cell phone, but would have to change it to a personal account which you would be responsible for. The same would apply to your Company lap top computer. You could continue to use it as is through the end of the year. At that time, you could keep the laptop, though we would need to delete certain proprietary information and access, and then you would need to change it to your personal computer service provider.

Obviously, during the consultancy period you would be subject to the same Company policies and procedures concerning confidentiality, Code of Conduct, etc. that applied during your tenure with Alamo.

If you have any questions or comments about the above or feel anything I have outlined is not in accordance with our discussions, please let me know.

Again, thanks for all your help during this transition. Now, as always you have been great to work with.

Best regards,

Ron Robinson
President & CEO
Alamo Group Inc.

Agreed to and accepted:

Geoffrey Davies